# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0001104659-25-100081
Filed by CIK 0001297567
Persons authorized to receive notices and communications: Cindy Chiu, CK Life Sciences Int'l., (Holdings) Inc., 7th Fl, Cheung Kong Center, 2 Queen's Rd, Central Hong Kong, Hong Kong (K3), -, (852) 2126 1212; Steven Y Li, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- DEFJ, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 14,134,481; shared voting power 0; sole dispositive power 14,134,481; shared dispositive power 0; aggregate amount beneficially owned 14,134,481 (83.9% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 300,040 shares of common stock, $0.0001 par value per share ("Common Stock") of TransCode Therapeutics, Inc. (the "Company"), held directly by DEFJ, LLC ("DEFJ") prior to the date hereof, 11,813,859 shares of Common Stock issued to DEFJ upon conversion of 1,181.3859 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock") and 2,020,582 shares of Common Stock issued to DEFJ upon conversion of 202.0582 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").
  
  Note to Row 13: Based on 3,017,306 shares of Common Stock outstanding as of July 23, 2026 following the conversion of certain convertible securities of the Company, as disclosed in the Company's Supplement dated July 17, 2026, to its Proxy Statement dated June 2, 2026, and also taking into account the shares of Common Stock issued to DEFJ upon conversion of the Series A Preferred Stock and the Series B Preferred Stock.
- CK Life Sciences Int'l., (Holdings) Inc. (CIK 0001297567): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 14,134,481; shared voting power 0; sole dispositive power 14,134,481; shared dispositive power 0; aggregate amount beneficially owned 14,134,481 (83.9% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 300,040 shares of Common Stock held directly by DEFJ prior to the date hereof, 11,813,859 shares of Common Stock issued to DEFJ upon conversion of 1,181.3859 shares of Series A Preferred Stock and 2,020,582 shares of Common Stock issued to DEFJ upon conversion of 202.0582 shares of Series B Preferred Stock.
  
  Note to Row 13: Based on 3,017,306 shares of Common Stock outstanding as of July 23, 2026 following the conversion of certain convertible securities of the Company, as disclosed in the Company's Supplement dated July 17, 2026, to its Proxy Statement dated June 2, 2026, and also taking into account the shares of Common Stock issued to DEFJ upon conversion of the Series A Preferred Stock and the Series B Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 5 ("Amendment No. 5") supplements and amends the Schedule 13D filed on October 16, 2025 (the "Original Statement") as amended by Amendment No. 1, filed on October 28, 2025 ("Amendment No. 1"), Amendment No. 2, filed on July 17, 2026 ("Amendment No. 2"), Amendment No. 3, filed on July 23, 2026 ("Amendment No. 3") and Amendment No. 4, filed on July 27, 2026 ("Amendment No. 4" and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") which relates to the Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended by adding the below disclosure following the last paragraph of Item 4:

On August 3, 2026, upon obtaining the consent of a majority of the holders of the Preferred Stock, and the approval of the Company's Board of Directors, the Company filed a Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock (the "Second Amended and Restated Certificate of Designation") with the Secretary of State of the State of Delaware.

The Second Amended and Restated Certificate of Designation amended Section 6.3.3 of the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock ("Amended and Restated Certificate of Designation") to remove the requirement of 60 days' notice to change and/or waive the beneficial ownership limitation set forth in the Amended and Restated Certificate of Designation. The Second Amended and Restated Certificate of Designation effected no other changes to the Amended and Restated Certificate of Designation other than the foregoing, and no additional securities were issued or sold in connection with the filing.

The foregoing description of the Second Amended and Restated Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated Certificate of Designation, a copy of which is filed as Exhibit 99.10 to this Amendment No. 5 and is incorporated herein by reference.

On August 3, 2026, DEFJ (i) submitted a notice to the Company providing that it waived the Beneficial Ownership Limitation (as defined in the Second Amended and Restated Certificate of Designation) set forth in Section 6.3.3 of the Second Amended and Restated Certificate of Designation, effective as of August 3, 2026, and (ii) submitted an irrevocable conversion notice to the Company providing that DEFJ converts 1,181.3859 shares of Series A Preferred Stock into 11,813,859 shares of Common Stock and 202.0582 shares of Series B Preferred Stock into 2,020,582 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own an aggregate of 14,134,481 shares of Common Stock which represent approximately 83.9% of the outstanding shares of Common Stock, based on an aggregate of 3,017,306 shares of Common Stock outstanding as of July 23, 2026, and also taking into account the shares of Common Stock issued to DEFJ upon conversion of the Series A Preferred Stock and the Series B Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 14,134,481

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 14,134,481

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
On July 23, 2026 DEFJ converted 21.6755 shares of Series B Preferred Stock into 216,755 shares of Common Stock (the "July Conversion").

On August 3, 2026 DEFJ converted 1,181.3859 shares of Series A Preferred Stock into 11,813,859 shares of Common Stock and 202.0582 shares of Series B Preferred Stock into 2,020,582 shares of Common Stock (the "August Conversion").

Other than the July Conversion and the August Conversion, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.10 Second Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock of TransCode Therapeutics, Inc., dated August 3, 2026 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on August 3, 2026).

## Signatures
- DEFJ, LLC: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Manager (08/03/2026)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Director (08/03/2026)